Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
Bottomline Transactional Services Limited	United Kingdom
Create!form International, Inc.	Delaware
Create!form US, Inc.	Delaware
CLS Research Pty Ltd.	Australia
Create!form International Pty Ltd.	Australia
HMSL Group, Ltd.	United Kingdom